                            ----------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            CANISCO RESOURCES, INC.
                                (Name of Issuer)

                                --------------

                    COMMON STOCK, $.0025 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                --------------

                                  137587-10-1
                                 (CUSIP Number)

                                --------------

                               Mr. Roger Gossett
                              6900 North Loop East
                              Houston, Texas 77028
                                 (713) 675-3141
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                --------------

                                 April 16, 1999
            (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement
              on Schedule 13G to report this acquisition which is
                the subject of this Schedule 13D, and is filing
               this Schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box: [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
      Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                --------------

                               Page 1 of 19 Pages

                                                             Page 2 of 19 Pages

CUSIP NO.: 137587-10-1           SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Roger Gossett
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY


-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              42,000
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              42,000
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

* This Schedule does not relate to the purchase of securities of Canisco Resources, Inc., a Delaware corporation ("CANRC").
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 3 of 19 Pages

CUSIP NO.: 137587-10-1           SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Cathey Perkins
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              17,890
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              17,890
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 4 of 19 Pages

CUSIP NO.: 137587-10-1           SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Leeann Olson
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              776
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              776
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 5 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Patti Talcott
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              208
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              208
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 6 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Joe Olexovitch
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              1,600
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              1,600
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 7 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Oscar Rickman
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              11,646
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              11,646
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 8 of 19 Pages

CUSIP NO.: 137587-10-1           SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Jimmy Shurouse
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              400
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              400
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                             Page 9 of 19 Pages

CUSIP NO.: 137587-10-1           SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Jason Strength
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              1,000
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              1,000
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                            Page 10 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Mike Moore
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              250
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              250
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                            Page 11 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Thomas Wickham
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [  ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              3,100
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870**
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              3,100
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%***
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
**   Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
*** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                            Page 12 of 19 Pages

CUSIP NO.: 137587-10-1            SCHEDULE 13D

===============================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Dean Mansfield
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              *
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)
              [ ]
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.
-------------------------------------------------------------------------------
      7       Sole Voting Power

              108,000**
-------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              354,870***
-------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              108,000**
-------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              354,870***
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
              [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.9%****
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
===============================================================================

*    This Schedule does not relate to the purchase of securities of CANRC.
** Represents (i) 100,000 shares of CANRC Common Stock owned of record by Dean Mansfield and (ii) up to an aggregate of 8,000 shares of Common Stock which may be acquired within the next sixty (60) days pursuant to the MICI Warrant (as defined herein).
***  Includes shares held by Teddy Mansfield who has filed a separate Schedule
     13D.
**** Based on information provided by CANRC in its Form 10-Q for the quarterly period ended December 31, 1998.

                                                            Page 13 of 19 Pages

                                  SCHEDULE 13D

         Introductory Note: All information herein with respect to Canisco Resources, Inc., a Delaware corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.0025 per share (the "Common Stock"), of Canisco Resources, Inc., a Delaware corporation ("CANRC"). The principal executive offices of CANRC are located at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

Item 2.  Identity and Background.

         This Statement on Schedule 13D is filed by (i) Mr. Roger Gossett, a United States citizen who serves as President and Chief Executive Officer of Cannon Sline, Inc., a Pennsylvania corporation and wholly owned subsidiary of CANRC ("Cannon Sline"), and whose principal business address is 6900 North Loop East, Houston, Texas 77028; (ii) Ms. Cathey Perkins, a United States citizen who serves as a Division Manager of Cannon Sline whose principal business address is 6900 North Loop East, Houston, Texas 77028; (iii) Ms. Leeann Olson, a United States citizen who serves as the Finance Manager of Cannon Sline and whose principal business address is 5600 Woodland Avenue, Philadelphia, Pennsylvania, 19143; (iv) Ms. Patti Talcott, a United States citizen who serves as an Executive Assistant of Cannon Sline and whose principal business address is 6900 North Loop East, Houston, Texas 77028; (v) Mr. Joe Olexovitch, a United States citizen who serves as a Division Manager of Cannon Sline and whose principal business address is 2967 Nationwide Parkway, Unit 4, Brunswick, Ohio, 44212; (vi) Mr. Oscar Rickman, a United States citizen who serves as a Vice President of Cannon Sline and whose principal business address is 4208 West Clearwater Street, Kennewick, Washington, 99336; (vii) Mr. Jimmy Shurouse, a United States citizen who serves as a sales representative of Mansfield Industrial Coatings, a Mississippi corporation and wholly owned operating subsidiary of CANRC ("Mansfield Industrial") whose principal business address is 1325 West Detroit Boulevard, Pensacola, Florida 32534; (viii) Mr. Jason Strength, a United States citizen who serves as an estimator for Mansfield Industrial and whose principal business address is 1325 West Detroit Boulevard, Pensacola, Florida 32534; (ix) Mr. Mike Moore, a United States citizen who serves as a Project Manager for Mansfield Industrial and whose principal business address is 1325 West Detroit Boulevard, Pensacola, Florida 32534; (x) Mr. Thomas Wickham, a United States citizen who serves as a General Superintendent for Mansfield Industrial and whose principal business address is 1325 West Detroit Boulevard, Pensacola, Florida 32534; and (xi) Mr. Dean Mansfield, a United States citizen who serves as Executive Vice President of Mansfield Industrial and whose principal business address is 8430 Bellingrath Road, Theodore, Alabama, 36582 (who are collectively referred to herein as the "Reporting Persons").

         None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 14 of 19 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as the result of an agreement amongst the Reporting Persons to vote in favor of the transactions contemplated by the Securities Purchase Agreement, as defined herein, and does not relate to the purchase of securities of CANRC.

Item 4.  Purpose of Transaction.

         The following are brief summaries of the Securities Purchase Agreement (as defined below), the Certificate of Designation (as defined below) and the Warrant (as defined below) in so far as they describe the transactions which the Reporting Persons have agreed to vote in favor of. The Securities Purchase Agreement, the Certificate of Designation and the Warrant are each attached as exhibits to the Statement on Schedule 13D filed jointly by SCC I Investment, L.P., a Texas limited partnership ("SCC I"), SCC Investment II, LLC, a Texas limited liability company ("SCC II") and Sterling City Capital, LLC, a Texas limited liability company ("Sterling City"). The summaries of such agreements are qualified by reference to the actual agreements.

         Securities Purchase Agreement. On April 16, 1999, SCC I, Sterling City and CANRC entered into an agreement whereby SCC I has agreed to purchase from CANRC, and CANRC has agreed to sell to SCC I, (i) 80,000 shares of 7 1/2% Series A Redeemable Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of CANRC and (ii) the Series A Investment Incentive Warrant contingently exercisable into 11% of the total Common Stock of CANRC, on a fully-diluted basis upon the satisfaction of certain financial targets (the "Warrant") for consideration consisting of $8,000,000 in cash (the Series A Preferred Stock and the Warrant are collectively referred to herein as the "Purchased Securities"). The Securities Purchase Agreement also provides that for the twelve months following the closing of the purchase and sale of the Purchased Securities (the "Initial Closing"), CANRC has the discretion, at the election of the Common Stock Directors (as defined below), to issue and sell up to an additional 20,000 shares of Series A Preferred Stock, which SCC I must purchase, for cash consideration consisting of $100.00 per share of Series A Preferred Stock. The Securities Purchase Agreement also contains customary representations and warranties, indemnification provisions and provisions intended to limit the Reporting Persons' obligations and liabilities to CANRC.

         Certificate of Designation. Pursuant to the Certificate of Designation, Preferences and Rights of 7 1/2% Series A Redeemable Convertible Preferred Stock of CANRC (the "Certificate of Designation"), upon issuance, any and all of the shares of Series A Preferred Stock held by SCC I are convertible at any time, at the option of SCC I, into shares of Common Stock at the initial conversion price of $3.00 per share (the "Initial Conversion Price"), subject to antidilution provisions.

         The Certificate of Designation also provides that during such time as the Series A Preferred Stock is outstanding, the CANRC Board of Directors will consist of not less than nine directors. At the Initial Closing, the CANRC Board of Directors will be increased from 6 directors to 9 directors and pursuant to the Certificate of Designation, SCC I will be entitled to elect 6 directors. Initially, the method for electing directors to the CANRC Board of Directors will be such that the holders of record of shares of Common Stock, voting together as a single class, will be entitled to elect 3 directors (the "Common Stock Directors") and SCC I, voting as a separate class, will be entitled to elect 6 directors (the "Series A Preferred Stock Directors"). Pursuant to SCC I's organizational documents, two of the six directors to be elected by SCC I will be persons selected by those members of management of CANRC and its subsidiaries who are limited partners of SCC I. The number of Series A Preferred Stock Directors will be reduced in future periods in the event that the number of shares of Series A Preferred Stock outstanding is reduced by conversion, redemption or otherwise.

         Pursuant to the Securities Purchase Agreement and the Certificate of Designation, upon the occurrence of the Initial Closing, SCC I will own 80,000 shares of Series A Preferred Stock and will be entitled to vote

                                                            Page 15 of 19 Pages

together with the holders of Common Stock on all matters to be voted on by CANRC's holders of Common Stock. When voting together with the holders of Common Stock on any matter, each share of Series A Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible (initially based on the Initial Conversion Price) as of the record date for such vote. As such, the shares of Series A Preferred Stock purchased by SCC I at the Initial Closing will represent 2,666,666 shares of Common Stock, or approximately 51.3% of the outstanding Common Stock.

         Warrant Certificate. The Warrant is not immediately exercisable and will not be exercisable until CANRC's revenues exceed $200 million and historical EBITDA (earnings before interest, taxes, depreciation and amortization) exceeds $12.0 million during any historical trailing 12 month period. Upon satisfaction of such conditions, the Warrant will then become exercisable, subject to antidilution adjustment, into 11% of the total Common Stock of CANRC, on a Fully-Diluted basis, as defined in the Warrant, as of the date the Warrant first becomes exercisable. The Warrant expires on the seventh anniversary of its issuance, irrespective of whether the Warrant was exercisable.

         The transaction contemplated in this Item 4 will result in a change of control of CANRC. By reason of SCC I's rights to representation on the Board of Directors of CANRC and the voting rights related to the Series A Preferred Stock, as more fully discussed above, the agreement among the Reporting Persons to vote in favor of the Securities Purchase Agreement reflects the Reporting Persons' acknowledgment that SCC I will be able to influence the management and policies of CANRC.

         It is expected that all of the Reporting Persons, together with Sterling City and certain other investors, will invest in SCC I and that SCC I will use the proceeds of those investments in order to effect the consummation of the transactions contemplated by the Securities Purchase Agreement. Further, Sterling City and Messrs. T. Mansfield, Gossett, Snyder, and D. Mansfield have entered into a letter agreement with SCC I to fund, as partners in SCC I, amounts required in order for SCC I to meet its obligations to CANRC under the Securities Purchase Agreement. In connection with the Initial Closing, Ralph A. Trallo, the current President and Chief Executive Officer of CANRC, will continue his employment with CANRC as a consultant and will become Vice
Chairman of the Board of Directors of CANRC. It is expected that upon the Initial Closing, Mr. C. Byron Snyder will become Chairman of the Board and
Chief Executive Officer of CANRC. In addition, at the Initial Closing, Mr. Roger Gossett, who serves as President and Chief Executive Officer of Cannon Sline, an operating subsidiary of CANRC, will become President and Chief Operating Officer of CANRC. Also, pursuant to the terms of the Securities Purchase Agreement and the Certificate of Designation, (i) the Board of Directors will be increased to nine members; (ii) three members of CANRC's existing Board of Directors will resign; and (iii) the holders of the Series A Preferred Stock will elect six of the nine members of the Board.

          Other than as described in this Statement on Schedule 13D, none of the Reporting Persons has any plans to effect:

         (a) the acquisition by any person of additional securities of CANRC, or the disposition of securities of CANRC;

         (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CANRC or any of its subsidiaries;

         (c) a sale or transfer of a material amount of the assets of CANRC or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of CANRC, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

                                                            Page 16 of 19 Pages

         (e) any material change in the present capitalization or dividend policy of CANRC;

         (f) any other material change in CANRC's business or corporate structure;

         (g) any change in CANRC's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of CANRC by any person;

         (h) the delisting of any class of securities of CANRC from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) any class of equity securities of CANRC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of CANRC

         Mr. Gosset has the sole power to vote and dispose of the 42,000 shares of CANRC Common Stock held by him. By virtue of the agreement described under
Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Gossett, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 42,000 shares held by him, Mr. Gossett disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Ms. Cathey Perkins has the sole power to vote and dispose of the 17,890 shares of CANRC Common Stock held by her. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Ms. Perkins, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 17,890 shares held by her, Ms. Perkins disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Ms. Leeann Olson has the sole power to vote and dispose of the 776 shares of CANRC Common Stock held by her. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Ms. Olson, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 776 shares held by her, Ms. Olson disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Ms. Patti Talcott has the sole power to vote and dispose of the 208 shares of CANRC Common Stock held by her. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Ms. Talcott, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 208 shares held by her, Ms. Talcott disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

                                                            Page 17 of 19 Pages

         Mr. Joe Olexovitch has the sole power to vote and dispose of the 1,600 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Olexovitch, pursuant to Rule 13d-3 of the Exchange, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 1,600 shares held by him, Mr. Olexovitch disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Oscar Rickman has the sole power to vote and dispose of the 11,646 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Rickman, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 11,646 shares held by him, Mr. Rickman disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Jimmy Shurouse has the sole power to vote and dispose of the 400 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Shurouse, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 400 shares held by him, Mr. Shurouse disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Jason Strength has the sole power to vote and dispose of the 1,000 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Strength, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 1,000 shares held by him, Mr. Strength disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Mike Moore has the sole power to vote and dispose of the 250 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Moore, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 owned by (i) all of the Reporting Persons and
(ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 250 shares held by him, Mr. Moore disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Thomas Wickham has the sole power to vote and dispose of the 3,100 shares of CANRC Common Stock held by him. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Wickham, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 3,100 shares held

                                                            Page 18 of 19 Pages

by him, Mr. Wickham disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Mr. Dean Mansfield has the sole power to vote and dispose of 100,000 shares of CANRC Common Stock held by him. In addition, Mr. Dean Mansfield is the holder of a Warrant to Purchase up to 60,000 shares of Common Stock upon the occurrence of certain events (the "MICI Warrant"), which was issued to Mr. Dean Mansfield in connection with CANRC's purchase of Mansfield Industrial. The exact number of shares of Common Stock for which the MICI Warrant is exercisable depends on a comparison of Income Before Tax of MICI and Budgeted Income Before Tax (as defined in the purchase agreement) of Mansfield Industrial. The MICI Warrant is exercisable in five non-cumulative installments, with the number of shares of Common Stock purchasable in each installment to be based upon the extent to which Income Before Tax of Mansfield Industrial compares with the Budgeted Income Before Tax of Mansfield Industrial. Within the next sixty (60) days, the MICI Warrant will become exercisable for up to an aggregate of 8,000 shares of CANRC Common Stock, and therefore pursuant to Rule 13d-3, Mr. Dean Mansfield may be deemed to be the owner of the 8,000 shares of Common Stock underlying the MICI Warrant. By virtue of the agreement described under Item 3, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Securities Purchase Agreement. Therefore, Mr. Dean Mansfield, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 354,870 shares owned by (i) all of the Reporting Persons and (ii) Mr. Teddy Mansfield who has filed a separate Schedule 13D, which represent 13.9% of the outstanding shares of CANRC. Other than the 108,000 shares held by him, Mr. Dean Mansfield disclaims beneficial ownership of the shares held by the Reporting Persons and Mr. Ted Mansfield.

         Other than the transactions described herein, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of CANRC.

         Except for (i) the agreements described in the Schedule 13D filed by SCC I, SCC II and Sterling City; (ii) the arrangements set forth in the Limited Partnership Agreement of SCC I; and (iii) the agreements described in response to Items 3, 4 and 5, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to the securities of CANRC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         A.  Joint Filing Agreement by and among the Reporting Persons.

                                                            Page 19 of 19 Pages
                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 1999.                     /s/ Roger Gossett
                                             --------------------------------
                                             Mr. Roger Gossett


Dated: April 23, 1999.                     /s/ Cathey Perkins
                                             --------------------------------
                                             Ms. Cathey Perkins


Dated: April 23, 1999.                     /s/ Leeann Olson
                                             --------------------------------
                                             Ms. Leeann Olson


Dated: April 23, 1999.                     /s/ Patti Talcott
                                             --------------------------------
                                             Ms. Patti Talcott


Dated: April 23, 1999.                     /s/ Joe Olexovitch
                                             --------------------------------
                                             Mr. Joe Olexovitch


Dated: April 23, 1999.                     /s/ Oscar Rickman
                                             --------------------------------
                                             Mr. Oscar Rickman


Dated: April 23, 1999.                     /s/ Jimmy Shurouse
                                             --------------------------------
                                             Mr. Jimmy Shurouse


Dated: April 23, 1999.                     /s/ Jason Strength
                                             --------------------------------
                                             Mr. Jason Strength


Dated: April 23, 1999.                     /s/ Mike Moore
                                             --------------------------------
                                             Mr. Mike Moore


Dated: April 23, 1999.                     /s/ Thomas Wickham
                                             --------------------------------
                                             Mr. Thomas Wickham


Dated: April 23, 1999.                     /s/ Dean Mansfield
                                             --------------------------------
                                             Mr. Dean Mansfield

                               INDEX TO EXHIBITS

    Exhibit No.                            Description
    -----------                            -----------

         A.         Joint Filing Agreement by and among the Reporting Persons.